UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Act of 1934
(Amendment No. __)*

Enlivex Therapeutics Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 0.40 per share

(Title of Class of Securities)

M4130Y106

(CUSIP Number)

Shai Novik

14 Einstein Street

Nes Ziona, Israel 7403618

Telephone: +972-54-220-7949

(Name, address and telephone number of person
authorized to receive notices and communications)

March 26, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. M4130Y106

1	NAME OF REPORTING PERSON Shai Novik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	882,515 (1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER	882,515 (1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 882,515 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.6% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Includes options to acquire an aggregate of 169,289 ordinary shares.

(2)	Based on 10,113,707 shares of common stock issued and outstanding as of April 15, 2019.

ITEM 1. Security and Issuer

This Schedule 13D (this “13D”) is filed with respect to the ordinary shares, par value NIS 0.40 per share (“Ordinary Shares”), of Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Issuer”). The principal executive offices of the Issuer are located at 14 Einstein Street, Nes Ziona, Israel 7403618.

ITEM 2. Identity and Background

(a)       This 13D is filed by Shai Novik (the “Reporting Person”).

(b)       The Reporting Person’s business address is 14 Einstein Street, Nes Ziona, Israel 7403618.

(c)       The Reporting Person’s principal occupation is Executive Chairman of the Board of Directors of the Issuer.

(d)       The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       The Reporting Person is a citizen of the State of Israel.

ITEM 3. Source and Amount of Funds or Other Consideration.

On March 26, 2019 (the “Closing Date”), the Issuer (f/k/a Bioblast Pharma Ltd.) and Enlivex Therapeutics R&D Ltd., a company organized under the laws of the State of Israel (f/k/a Enlivex Therapeutics Ltd., “Enlivex R&D”), consummated a merger transaction whereby Enlivex R&D merged with a subsidiary of the Issuer, with Enlivex R&D as the surviving entity in the merger (the “Merger”). As a result of the Merger, Enlivex R&D became a wholly owned subsidiary of the Issuer. Concurrently with the Merger, the Issuer changed its name to Enlivex Therapeutics Ltd.

The Reporting Person acquired all Ordinary Shares and options to acquire Ordinary Shares disclosed in this 13D (collectively, the “Existing Issuer Securities”) on the Closing Date pursuant to the Merger as consideration for the Reporting Person’s securities in Enlivex R&D.

ITEM 4. Purpose of Transaction.

The Reporting Person acquired the Existing Issuer Securities for investment purposes. As of the date of this 13D, the Reporting Person has no plans or proposals that relate to, or would result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

Name and Title of Beneficial Owner	Number of Outstanding Shares Beneficially Owned	Percentage of Outstanding Shares of Common Stock(1)
Shai Novik	882,515 (2)	8.6%

(1)	Based on 10,113,707 shares of common stock issued and outstanding as of April 15, 2019.
(2)	Includes options to acquire an aggregate of 169,289 ordinary shares.

The Reporting Person’s response to Item 3 to this 13D is incorporated by reference in this Item 5. The Reporting Person’s responses to cover page Items 7 through 10 of this 13D, including the footnotes thereto, are incorporated by reference in this Item 5.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Not applicable.

ITEM 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2019	/s/ Shai Novik
Shai Novik

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